UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Minutes of the 206th Board of Directors’ Meeting.” dated on December 12, 2011.

1. DATE, TIME AND LOCATION: December 12, 2011, at 11:30 a.m., exceptionally held in Av. Roque Petroni Junior, 1464 – 6th floor, Morumbi, São Paulo – SP.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board and Breno Rodrigo Pacheco de Oliveira, Secretary of the Meeting.

3. ATTENDANCE: The meeting was instated with the attendance of the Directors that sign this minute, having quorum as set forth in the Bylaws. The Directors Fernando Abril Martorell Hernandez, Francisco Javier de Paz Mancho and José Manuel Fernandez Norniella have been represented by Antonio Carlos Valente da Silva, by means of voting delegation. The Directors José Fernando de Almansa Moreno-Barreda, and Luiz Fernando Furlan have participated of the meeting by videoconferencing from Madrid, Spain and the Director Narcis Serra Serra has participated of the meeting by audioconferencing from Vienna, Austria, pursuant provisions of Clause 19, § 4 of the Bylaws. Also attending the meeting, the Chief Financial and Investor Relations Officer Gilmar Roberto Pereira Camurra and the Controller, Cristiane Barretto Sales.

4. EXHIBITIONS AND RESOLUTIONS:

4.1) DISTRIBUTION OF INTEREST ON OWN CAPITAL OF THE COMPANY AND OF ITS WHOLLY OWNED SUBSIDIARY, VIVO S.A.: the Board of Directors approved, unanimously, the proposed distribution of interest on own capital to shareholders of the Company, in the amount of R$ 617,000,000.00 (six hundred and seventeen million reais), that represents a net amount, after withholding tax, of R$524,450,000.00 (five hundred and twenty four million, four hundred and fifty thousand reais), which could be charged to the mandatory minimum dividend of fiscal year of 2011 ad referendum of the General Shareholders’ Meeting. The payment of this interest on own capital will be carried out starting until the end of fiscal year of 2012, in a specific date to be determined by the Company’s Board. The interest on own capital must be credited on individual basis for each shareholder, obeying the equity position registered as so in the Company´s registry book by the end of December 29, 2011, inclusive. After this date, the Company’s shares will be considered as “ex-Interest on Own Capital”. It was also presented proposed distribution of interest on own capital of Vivo S.A. in the amount of up to R$200,000,000.00 (two hundred million reais) which will be charged to the mandatory minimum dividend of fiscal year of 2011. The payment of this interest on own capital will be carried out starting until the end of fiscal year of 2012, in a specific date to be determined by the Company’s Board. The interest on own capital must be credited on individual basis for each shareholder, obeying the equity position registered as so in the Company´s registry book by the end of December 29, 2011, inclusive.

After this date, the Company’s shares will be considered as “ex-Interest on Own Capital”.

Since there was no other business to be transacted, the meeting was closed, and the minutes were drawn-up by the Secretary of the Board, which were approved and signed by the Directors who attended the meeting, and transcribed in the own book. São Paulo, December 12, 2011. (aa) Antonio Carlos Valente da Silva, Chairman of the Board; the Directors Antonio Gonçalves de Oliveira, Eduardo Navarro de Carvalho, Fernando Xavier Ferreira, Iñaki Urdangarín, José Fernando de Almansa Moreno Barreda, Luciano Carvalho Ventura, Luis Javier Bastida Ibarguen, Luiz Fernando Furlam, Narcis Serra Serra, Paulo César Pereira Teixeira, Roberto Oliveira de Lima; represented by the Chairman of the Board, by means of voting delegation, the Directors Fernando Abril Martorell Hernández, Francisco Javier de Paz Mancho, José Manuel Fernández Norniella; the Secretary of the Meeting, Breno Rodrigo Pacheco de Oliveira.

I certify that this is a true copy of the minutes of the 206th Board of Directors’ Meeting held on December 12, 2011, drawn up in the own book

Breno Rodrigo Pacheco de Oliveira
Secretary of the Meeting

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	December 13, 2011	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director